Registration No. 333-68495

      As filed with the Securities and Exchange Commission on May 13, 1999

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------

                         PRE-EFFECTIVE AMENDMENT NO. 3

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                              -------------------
                             LaserSight Incorporated
             (Exact name of registrant as specified in its charter)
           Delaware                      3845                   65-0273162
(State or other jurisdiction      Primary Standard           (I.R.S. Employer
    of incorporation or       Industrial Classification   Identification Number)
       organization)                Code Number)
                      3300 University Boulevard, Suite 140
                           Winter Park, Florida 32792
                                 (407) 678-9900
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              -------------------

     Mr. Gregory L. Wilson                                Copy to:
    Chief Financial Officer                            Mark L. Dosier, Esq.
    LaserSight Incorporated                        Sonnenschein Nath & Rosenthal
3300 University Boulevard, Suite 140                     8000 Sears Tower
   Winter Park, Florida 32792                         Chicago, Illinois 60606
        (407) 678-9900                                    (312) 876-8000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                               -------------------

         Approximate date of commencement of proposed sale to public: From time to time after the Registration Statement is declared effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
     [ ]_______

         If this Form is to be a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the registration statement of the earlier effective registration statement for the same offering. [ ]_______

         If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



                     SUBJECT TO COMPLETION DATED MAY 13, 1999

                                   PROSPECTUS
                                1,687,500 Shares
                             LaserSight Incorporated
                                  Common Stock


         This prospectus relates to the following 1,687,500 shares of common stock of LaserSight Incorporated being offered for sale by the selling stockholders named in this prospectus:

         o 750,000 shares of LaserSight common stock that will be issued upon the exercise of warrants issued to Mercacorp, Inc. with an exercise price of $4.00 per share.

         o 750,000 shares of LaserSight common stock that will be issued upon the exercise of warrants issued to Mercacorp with an exercise price of $5.00 per share.

         o        187,500 shares of LaserSight common stock issued to Frederic
                  B. Kremer and certain other parties in connection with a letter agreement dated September 9, 1998.

         We have agreed to pay certain expenses in connection with the registration of the common stock by this prospectus and to indemnify the selling stockholders named in this prospectus against certain liabilities, including liabilities under the Securities Act.


         We have been advised by the selling stockholders named in this prospectus that there are no underwriting arrangements with respect to the sale of the common stock being registered by this prospectus, and that the selling stockholders may offer the shares in transactions on The Nasdaq Stock Market, in negotiated transactions, or a combination of both at prices related to prevailing market prices, or at negotiated prices. LaserSight common stock is traded on The Nasdaq Stock Market under the symbol "LASE." On May 12, 1999, the last reported sale price for LaserSight common stock was $11.13 per share.


         These securities involve a high degree of risk. See "Risk Factors" beginning on page 4.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



                  The date of this prospectus is May ___, 1999.

                                TABLE OF CONTENTS


Overview of LaserSight Incorporated          Selling Stockholders
Risk Factors                                 Plan of Distribution
Forward-Looking Statements                   Legal Matters
Use of Proceeds                              Experts
Capitalization                               Where to Find More Information
Description of Securities                    Documents Incorporated by Reference



         You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with information that is different. We are not making an offer of the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                       OVERVIEW OF LASERSIGHT INCORPORATED

Operating Segment Information

         LaserSight Incorporated operates in three major operating segments: technology, patents and health care services. Our technology segment includes LaserSight Technologies, Inc. and LaserSight Centers Incorporated. LaserSight Technologies develops, manufactures and markets ophthalmic lasers designed to correct common vision disorders. These lasers utilize a one millimeter scanning laser beam to remove microscopic layers of corneal tissue in order to reshape the cornea and to correct the eye's point of focus in persons with nearsightedness, farsightedness and astigmatism. LaserSight Centers is a developmental-stage company through which we may, in the future, provide laser surgery and other related eye care surgical services.

         Our patents segment consists of LaserSight Patents, which licenses various patents related to the use of excimer lasers to remove biological tissue.


         Since December 31, 1997, our health care services segment has consisted of MRF, Inc. which operates under the name of The Farris Group. The Farris Group provides health care and vision care consulting services to hospitals, managed care companies and physicians. Until that date, this segment had also included MEC Health Care, Inc. and LSI Acquisition, Inc. Under LaserSight's ownership, MEC was a vision managed care company which managed vision care programs for health maintenance organizations and other insured enrollees and LSIA was a physician practice management company which managed the ophthalmic practice known as the "Northern New Jersey Eye Institute".


Organizational Information

         We were incorporated in Delaware in 1987 but were inactive until 1991. In April 1993, we acquired LaserSight Centers in a stock-for-stock exchange with additional shares issued in March 1997 pursuant to an amended purchase agreement. In February 1994, LaserSight acquired The Farris Group. In July 1994, we were reorganized as a holding company. In October 1995, we acquired MEC. In July 1996, our LSIA subsidiary acquired the assets of the Northern New Jersey Eye Institute. In August of 1997 we formed LaserSight Patents which then acquired certain patents from International Business Machines Corporation. On December 30, 1997, we sold MEC and LSIA in a transaction that was effective as of December 1, 1997. In April 1998, we acquired the assets of the medical products division of Schwartz Electro-Optics, Inc.

Principal Office

         LaserSight's principal office and mailing address are 3300 University Boulevard, Suite 140, Winter Park, Florida 32792.

                                  RISK FACTORS

         In addition to the other information we provide or incorporate by reference in this prospectus, you should carefully consider the following risks before deciding whether to invest in our common stock. In evaluating the risks of investing in our common stock, you should also evaluate the other information set forth or incorporated by reference in this prospectus, including our financial statements and the notes accompanying them.

Industry and Competition Risks


      WE MAY ENCOUNTER DIFFICULTIES COMPETING IN THE HIGHLY COMPETITIVE VISION CORRECTION INDUSTRY. The vision correction industry is subject to intense, increasing competition, and we do not know if we will be able to compete successfully against our current and future competitors. Many of our competitors have existing products and distribution systems in the marketplace and are substantially larger, better financed, and better known. Two of our principal competitors, Summit Technology, Inc. and Autonomous Technology Corporation, recently received shareholder approval of a merger agreement. The market presence, technology base and distribution capabilities of the combined entities will be substantial. Further, the merger provides Autonomous with licenses to use certain patents owned by Visx, Inc.

      MANY OF OUR COMPETITORS HAVE RECEIVED BROADER REGULATORY APPROVALS AND ARE CURRENTLY MARKETING COMPETING PRODUCTS WHICH MAY PREVENT US FROM MARKETING OUR PRODUCTS ONCE WE RECEIVE REGULATORY APPROVAL. We have not yet received the Good Manufacturing Practices ("GMP") clearance from the FDA that is required for the commercial sale of our LaserScan LSX laser system. Based on the current status of development efforts, we believe that it is reasonable to expect such FDA clearance in the next four to seven months. However, we cannot be certain as to the receipt or the timing of receipt of such clearance. A number of lasers manufactured by other companies have either received, or are in the process of receiving, FDA approval for specific procedures, and, accordingly, may have or develop a higher level of acceptance in some markets than our lasers. In addition to laser systems of Summit Technology, Inc., Visx, Inc. and others already approved for commercial sale in the U.S., Nidek Co., Ltd. obtained FDA approval of its EC-5000 excimer laser system in December 1998. Other manufacturers, including Bausch & Lomb, are expected to obtain approval during 1999, giving them the right to market their systems commercially in the U.S. The established market presence in the U.S. of previously-approved laser systems, as well as the entry of new competitors into the market upon receipt of regulatory approvals, could impede our ability to successfully introduce our LaserScan LSX system and have a material adverse effect on our business, financial condition and results of operations.

      We have developed both a single use, disposable keratome product, the UniShaper(TM), formerly known as the A*D*K (TM), and a multiple use durable keratome product, the UltraShaper(TM). The keratome is a surgical instrument used during LASIK procedures to produce a corneal flap for this procedure. Based on reports of industry analysts and our observations, we believe that during 1998, LASIK captured a majority of refractive laser surgery cases and has emerged as the surgeon's and patient's choice for laser refractive surgery both in the U.S. and internationally. We believe there are five main competitors in the keratome business, all of whom have received FDA clearance for and are marketing their keratomes in the U.S. and elsewhere. FDA clearance for keratome systems is significantly simpler than the approval process for laser systems and generally takes 90 days or less. We have received FDA clearance on the UniShaper and expect clearance on the UltraShaper within the next 30 to 60 days. The use of our keratome products is not required to perform LASIK procedures.



      NEW PRODUCTS OR TECHNOLOGIES COULD ERODE DEMAND FOR OUR PRODUCTS OR MAKE THEM OBSOLETE. In addition to competing with eyeglasses, contact lenses and radial keratotomy, excimer laser vision correction competes or may compete with newer technologies such as intraocular lenses, corneal rings and surgical techniques using different types of lasers. To date, we have not been materially affected by the introduction of new or advanced technologies in the laser vision correction industry. Two products that may become competitive within the next one to three years are intraocular lenses and corneal rings. Both of these procedures involve lens implants that require an invasive surgical procedure, unlike an excimer laser, and their ultimate market acceptance is unknown at this time. To the extent that any of these or other new technologies are perceived to be clinically superior or economically more attractive than excimer laser vision correction, they could erode demand for our excimer laser products, cause a reduction in selling prices of such products or render such products obsolete. In addition, if one or more competing technologies achieve broader market acceptance or render our PRK and LASIK laser procedures obsolete, it could have a material adverse effect on our business, financial condition and results of operations.

      While we do not anticipate that additional technical difficulties will arise that would further delay or prevent the successful development, introduction and marketing of the UniShaper (TM), we cannot be certain that new difficulties will not arise. Unanticipated logistical issues, such as the manufacturer's failure to meet expected production goals, may arise which could further delay the commercialization of the product. As is typical in the case of new and rapidly evolving industries, demand and market for recently-introduced technology and products is uncertain, and we cannot be certain that our UniShaper single use product or future new products and enhancements will be accepted in the marketplace. In addition, announcements of new products, whether for sale in the near future or at some later date, may cause customers to defer purchasing our existing products.

      BECAUSE THE SALE OF OUR PRODUCTS IS DEPENDENT ON MARKET ACCEPTANCE, THE LACK OF BROAD MARKET ACCEPTANCE OF LASER-BASED EYE TREATMENT WILL HAVE AN ADVERSE EFFECT ON OUR BUSINESS. We believe that whether we achieve profitability and growth will depend, in part, upon broad acceptance of PRK or LASIK in the U.S. and other countries. We cannot be certain that PRK or LASIK will be accepted by either the ophthalmologists or the public as an alternative to existing methods of treating refractive vision disorders. The acceptance of PRK and LASIK may be adversely affected by:


      o  The cost of the procedure
      o  Possible concerns relating to safety and efficacy
      o  The public's general resistance to surgery
      o The effectiveness and lower cost of alternative methods of correcting refractive vision disorders
      o  The lack of long-term follow-up data
      o  The possibility of unknown side effects
      o  The lack of third-party reimbursement for the procedures
      o Possible future unfavorable publicity involving patient outcomes from the use of PRK or LASIK systems
      o  The possible shortages of ophthalmologists trained in the procedures.

      The failure of PRK or LASIK to achieve broad market acceptance could have a material adverse effect on our business, financial condition and results of operations.

      Financial and Liquidity Risks


     WE HAVE EXPERIENCED SIGNIFICANT LOSSES AND OPERATING CASH FLOW DEFICITS AND WE EXPECT THAT OPERATING CASH FLOW DEFICITS WILL CONTINUE THROUGH AT LEAST THE SECOND QUARTER OF 1999. We experienced significant net losses and deficits in cash flow from operations for the fiscal years ended December 31, 1998, 1997 and 1996, as set forth in the following table. We cannot be certain that we will be able to regain or sustain profitability or positive operating cash flow.


                                                 For the Years
                                              Ended December 31,
                                              ------------------
                                1998                1997               1996
                                ----                ----               ----
Net Loss                    $11.9 million       $7.3 million        $4.1 million
Deficit in Cash Flow from
  Operations                $14.3 million       $4.4 million        $4.2 million


      As of December 31, 1998, we had an accumulated deficit of $23.7 million. We expect to report a loss and deficit in cash flow from operations for the first and second quarters of 1999.

      IF OUR UNCOLLECTIBLE RECEIVABLES EXCEED OUR RESERVES WE WILL INCUR ADDITIONAL UNANTICIPATED EXPENSES. Although we monitor the status of our receivables and maintain a reserve for estimated losses, we cannot be certain that our reserves for estimated losses, which were approximately $2.6 million at December 31, 1998, will be sufficient to cover the amount of our actual write-offs over time. At December 31, 1998, our trade accounts and notes receivable totaled approximately $12.3 million, and accrued commissions, the payment of which generally depends on the collection of such net trade accounts and notes receivable, totaled approximately $1.9 million. Actual write-offs that materially exceed amounts reserved could have a material adverse effect on our consolidated financial condition and results of operations. Our total expense related to uncollectible accounts increased $1.9 million in 1997 to approximately $2.3 million, related to accounts that were determined to be uncollectible largely as a result of the customers' inability to sustain surgery volumes necessary to support the system, the risks inherent in international sales and additional reserves for uncollectible accounts. Such expense decreased to approximately $1.2 million in 1998, reflecting our subsequent focus on customers who have historically had more significant refractive surgery practices, generally improved terms of sales in 1998 and additional history upon which to estimate levels of reserves. Actual accounts written off during 1998, 1997 and 1996 were $0.5 million, $1.8 million and zero, respectively. The amount of any loss that we may have to recognize in connection with our inability to collect receivables is principally dependent on our customer's ongoing financial condition, their ability to generate revenues from our laser systems, and our ability to obtain and enforce legal judgments against delinquent customers. Approximately 91% of our net receivables at December 31, 1998 related to international accounts.

      Our agreements with our customers typically provide that the contracts are governed by Florida law. We have not determined whether or to what extent courts or administrative agencies located in foreign countries would enforce our right to collect such receivables or to recover laser systems from customers in the event of a customer's payment default. When a customer is not paying according to established terms, we attempt to communicate and understand the underlying causes and work with the customer to resolve any issues we can control or influence. In most cases, we have been able to resolve the customer's issues and continue to collect our receivable, whether on the original schedule or under restructured terms. If such issues are not resolved, we evaluate our legal and other alternatives based on existing facts and circumstances. In most such cases, we have concluded that the account should be written off as uncollectible. We have generally been successful in recovering the laser systems in such cases.


      Our ability to evaluate the financial condition and revenue generating ability of our prospective customers located outside of the United States, and our ability to obtain and enforce legal judgments against non-U.S. customers, is generally more limited than for our customers located in the U.S. See "--Company and Business Risks--We are Subject to Certain Risks Associated with our International Sales."

      IF WE EXPERIENCE DIFFICULTY COLLECTING RESTRUCTURED RECEIVABLES WITH EXTENDED PAYMENT TERMS, WE MAY EXPERIENCE LIQUIDITY PROBLEMS. At December 31, 1998, we had extended the original payment terms of laser customer accounts totaling approximately $1,366,000 by periods ranging from 12 to 60 months. Such restructured receivables represent approximately 11 percent of our net receivables as of that date. Our liquidity and operating cash flow would be adversely affected if additional extensions become necessary in the future. In addition, it may be more difficult to collect laser system receivables if the payment schedule extends beyond the expected or actual economic life of the system, which we estimate to be approximately five to seven years. To date, we do not believe any payment schedules extend beyond the economic life of the applicable systems.


      WE WILL EXPERIENCE LIQUIDITY PROBLEMS IF, AS IN THE PAST, WE ARE UNABLE TO COLLECT OUR RECEIVABLES IN A TIMELY MANNER AND ADDITIONAL FINANCING MIGHT NOT BE AVAILABLE IF WE NEED IT. During the year ended December 31, 1998, we experienced a $14.3 million deficit in cash flow from operations. We expect that any improvements in cash flow from operations will depend on, among other things, our ability to market, produce and sell our new LaserScan LSX laser systems in larger quantities and our ability to market, produce and sell our UniShaper single use keratome product on a commercial basis. During the fourth quarter of

1998, LaserScan LSX laser system sales accounted for the majority of laser systems sold, and we expect sales of our LaserScan LSX laser system to make a more significant contribution to our operating results in the future. Because we are still in the process of completing the clinical validation of our UniShaper single use keratome product, we do not believe that regular commercial shipments of that product will begin until the second quarter of 1999.

      With our financing that closed in March 1999, we believe that our balances of cash and cash equivalents, together with our cash flows from operations, should be sufficient to fund our anticipated working capital requirements for the next 12 months in accordance with our current business plan. Our belief regarding future working capital requirements is based on various factors and assumptions including the anticipated timely entry into the international marketplace with keratome related products and the U.S. market with both our keratome related products and LaserScan LSX system, the anticipated timely collection of receivables including faster anticipated collections and the lack of extended payment terms on keratome related products, and the absence of unanticipated product development costs. These factors and assumptions are subject to certain contingencies and uncertainties, some of which are beyond our control. If we do not collect a material portion of current receivables in a timely manner, experience significant further delays in the shipment of our UniShaper single use keratome product or in the FDA clearance and entry into the U.S. market of our LaserScan LSX laser system, or experience less market demand for our products than we anticipate, our liquidity could be materially and adversely affected.


      Similarly, our long-term liquidity will be dependent on the successful entrance into the U.S. market with our laser systems and/or our keratome systems, and our success in collecting our receivables on a timely basis. We cannot be certain that we will not seek additional debt or equity financing in the future to implement our business plan or any changes thereto in response to future developments or unanticipated contingencies. We currently do not have any commitments for additional financing. We cannot be certain that additional financing will be available in the future to the extent required or that, if available, it will be on acceptable terms. If we raise additional funds by issuing equity or convertible debt securities, the terms of the new securities could have rights, preferences and privileges senior to those of our common stock. If we raise additional funds through debt financing, the terms of the debt could require a substantial portion of our cash flow from operations to be dedicated to the payment of principal and interest and may render us more vulnerable to competitive pressures and economic downturns.


      Common Stock Risks

      THE MARKET PRICE OF OUR COMMON STOCK MAY CONTINUE TO EXPERIENCE EXTREME FLUCTUATIONS DUE TO MARKET CONDITIONS THAT ARE UNRELATED TO OUR OPERATING PERFORMANCE. The volatility of our common stock imposes a greater risk of capital losses on stockholders as compared to less volatile stocks. In addition, such volatility makes it difficult to ascribe a stable valuation to a stockholder's holdings of LaserSight common stock. Factors such as announcements of technological innovations or new products by LaserSight or its competitors, changes in domestic or foreign governmental regulations or regulatory approval processes, developments or disputes relating to patent or proprietary rights, public concern as to the safety and efficacy of the procedures for which the laser system is used, and changes in reports and recommendations of security analysts, have and may continue to have a significant impact on the market price of LaserSight common stock. Moreover, the possibility exists that the stock market, and in particular the securities of technology companies such as LaserSight, could experience extreme price and volume fluctuations unrelated to operating performance.

      VARIATIONS IN OUR SALES AND OPERATING RESULTS MAY CAUSE OUR STOCK PRICE TO DECLINE. Our operating results have fluctuated in the past, and may continue to fluctuate in the future, as a result of a variety of factors, many of which are outside of our control. For example, we have historically operated with little or no backlog because our products are generally shipped as orders are received, and a significant portion of orders for a particular quarter have been received and shipped near the end of the quarter. As a result, our operating results for any quarter often depend on orders received and laser systems shipped late in that quarter. Other factors that may cause our operating results to fluctuate include:

      o  timing of regulatory approvals and the introduction of new products;
      o  reductions, cancellations or fulfillment of major orders;

      o  the addition or loss of significant customers;
      o  our relative mix of business;
      o  changes in pricing by us or our competitors;
      o  changes in personnel and employee utilization rates;
      o  costs related to expansion of our business;
      o  increased competition; and
      o  budget decisions by our customers.

      As a result of these fluctuations, we believe that period-to-period comparisons of our operating results cannot necessarily be relied upon as indicators of future performance. In some quarters our operating results may fall below the expectations of securities analysts and investors due to any of the factors described above. In such event, the trading price of our common stock would likely decline.


      THE SIGNIFICANT NUMBER OF SHARES ELIGIBLE FOR FUTURE SALE AND DILUTIVE STOCK ISSUANCES MAY ADVERSELY AFFECT OUR STOCK PRICE. Sales, or the possibility of sales, of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock. As of May 12, 1999, of LaserSight's 15,621,076 shares of common stock outstanding, approximately 13.1 million shares were freely tradable without restriction or further registration under the Securities Act, except to the extent such shares are held by "affiliates" of LaserSight as that term is defined in Rule 144 under Securities Act or subject only to the satisfaction of a prospectus delivery requirement. Shares included in the March 1999 private placement will be freely tradable on a similar basis once a registration statement covering such shares is filed and declared effective.


      Shares of common stock which LaserSight may issue in connection with future acquisitions or financings or pursuant to outstanding warrants or agreements could also adversely affect the market price of our common stock and cause significant dilution in our earnings per share and net book value per share.


      o We may be required to issue more than 3.5 million additional shares of common stock upon the exercise of outstanding warrants and to satisfy certain contingent contractual obligations. See "Description of Securities--Warrants and other Agreements to Issue Shares."


      o In addition, the 4 million outstanding shares of Series C and Series D Preferred Stock may be converted into common stock at any time. See "Description of Securities--Preferred Stock."

      o The anti-dilution provisions of certain of our existing securities and obligations require us to issue additional shares if we issue shares of common stock below specified price levels. If a future share issuance triggers these adjustments, the beneficiaries of such provisions effectively receive some protection from declines in the market price of our common stock, while our other stockholders incur additional dilution of their ownership interest.

      We may include similar anti-dilution provisions in securities issued in connection with future financings. Some of the factors we consider when we determine whether to include such provisions are our cash resources, the trading history of our common stock, the negotiating position of the selling party or the investors, and the extent to which we estimate that the expected benefit from the acquisition or financing exceeds the expected dilutive effect of the price-protection provision.


      CERTAIN ANTI-TAKEOVER MEASURES MAY HAVE AN ADVERSE EFFECT ON OUR STOCK PRICE AND MAY ALSO DISCOURAGE TAKEOVERS THAT MIGHT BE BENEFICIAL TO STOCKHOLDERS. Certain provisions of our certificate of incorporation, by-laws and Delaware law could delay or frustrate the removal of incumbent directors, discourage potential acquisition proposals and delay, defer or prevent a change in control of LaserSight, even if such events could be beneficial, in the short term, to the interests of our stockholders. For example, our certificate of incorporation allows us to issue preferred stock with rights senior to those of the common stock without stockholder action. LaserSight also is subject to provisions of Delaware corporation law that prohibit a publicly-held Delaware corporation from engaging in a broad range of business combinations with a person who, together with affiliates and associates, owns 15% or more of the corporation's common stock (an "interested stockholder") for three years after the person became an interested stockholder, unless the business combination is approved in a prescribed manner. We also have adopted a stockholder rights agreement and declared a dividend distribution of one preferred share purchase right ("Right") on each outstanding share of common stock. The Rights would cause substantial dilution to a person or group that attempts to acquire 15% or more of our common stock on terms not approved by our Board of Directors.

   Company and Business Risks

      THE LOSS OF KEY PERSONNEL COULD ADVERSELY AFFECT OUR BUSINESS. Our ability to maintain our competitive position depends in part upon the continued contributions of our executive officers and other key employees, especially Michael R. Farris, our President and Chief Executive Officer, and J. Richard Crowley, the President and Chief Operating Officer of our LaserSight Technologies subsidiary. A loss of one or more such officers or key employees, especially of Mr. Farris or Mr. Crowley, could have a material adverse effect on our business. We do not carry "key man" insurance on Mr. Farris, Mr. Crowley or any other officers or key employees.

      As we continue the clinical development of our excimer lasers and other products and prepare for regulatory approvals and other commercialization activities, we will need to continue to implement and expand our operational, financial and management resources and controls. While to date we haven't experienced problems recruiting or retaining the personnel necessary to implement such actions, we cannot be certain that such problems won't arise in the future. If we fail to attract and retain qualified individuals for necessary positions, and if we are unable to effectively manage growth in our domestic and international operations, it could have a material adverse effect on our business, financial condition and results of operations.

      FAILURE OF OUR "Y2K" COMPLIANCE EFFORTS, LACK OF COMPLIANCE BY OUR MATERIAL SUPPLIERS AND OTHER UNCERTAINTIES RELATED TO THE "Y2K ISSUE" COULD ADVERSELY AFFECT OUR BUSINESS. As many computer systems, software programs and other equipment with embedded chips or processors use only two digits rather than four to define the applicable year, they may be unable to process accurately certain data, during or after the year 2000. As a result, LaserSight as well as other business and governmental entities are at risk for possible miscalculations or systems failures which could cause material disruptions in business operations. This is commonly known as the Year 2000 ("Y2K") issue. The Y2K issue concerns not only information systems and technology used by LaserSight, but also concerns third parties, such as our customers, vendors and distributors, using information systems and technology that may interact with or affect our operations.

      We have implemented a Y2K readiness program with the objective of having all of our significant information systems and technology functioning properly with respect to Y2K before January 1, 2000. We have developed a comprehensive plan to assess the actual and potential Y2K impact on our operations, both in information technology ("IT") areas and non-information technology ("Non-IT") areas, as well as our product offerings. Our assessment included our manufacturing and operating systems and the readiness of vendors and other third parties upon whom we rely.


      o IT Systems. Our IT systems are microcomputer-based and consist of standard software purchased from outside vendors. All software is being identified and assessed to determine the extent of modification required in order to be Y2K compliant. We believe that all software will be made Y2K compliant before the end of June 1999 through vendor-provided updates or replacement with other Y2K compliant hardware and software. We, as has been planned for some time, are also replacing our financial and accounting software, and expect to have the majority of such new software implemented in the second quarter of 1999. The vendors of our financial and accounting software have represented to us that the software is Y2K compliant. Our IT inventory related to Y2K compliance is substantially complete, the remediation assessment of problem areas is substantially complete, and testing, including validation of compliance, is substantially complete.


      o Non-IT Systems. For our Non-IT systems, we have identified third parties with which we have a significant relationship that, in the event of a Y2K failure, could have a material impact on our business, financial condition or results of operations. The third parties include utility suppliers, material and supply vendors, communication vendors and our significant distributors. Some of these relationships, especially those associated with certain suppliers, are material to us and a Y2K failure by one or more of these parties could have a material adverse effect on our business, financial condition and results of operations. We are corresponding with these business partners and service providers to assess their ability to support our operations with respect to each of their Y2K issues. The issues that are identified as part of this process are being prioritized in order of significance to our operations and we will take corrective action as appropriate. We have contacted all of our significant vendors, business partners and service providers. Over 95% have responded to date, and we are continuing to assess their responses.

      o Products. We are not aware of any Y2K problems with our current production model, the LaserScan LSX excimer laser system, as all applicable components and the software have been validated and tested. Older models, generally manufactured in the first half of 1998 and earlier, may require upgraded software and/or hardware. We are taking steps to promptly notify affected users and, except for those users under warranty or service contract, offer such upgrades at additional cost to the user. Such upgrades are currently available and, in addition to resolving potential Y2K problems, also provide for more efficient system performance.


      We intend to develop contingency plans for Y2K issues which, if not timely resolved, could have a significant impact on our operations. These plans will be designed to minimize the impact of failure to achieve Y2K compliance. Such contingency plans are substantially complete although we will continue to monitor our plans as a result of future events and circumstances.


      We estimate the costs to address Y2K issues will total $150,000, of which approximately $70,000 has been incurred to date. Such costs will be expensed as incurred, and will exclude the costs of our new financial and accounting software. Y2K compliance related costs are estimated to be 50% of our total IT expense budget through the end of 1999. No material IT projects are expected to be delayed. The costs and time necessary to complete the Y2K modification and testing processes are based on our best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third party modification plans and other factors. Our Y2K readiness program is an ongoing process and the estimates of costs and completion dates for various components of the Y2K readiness program described above are subject to change.


      Due to the general uncertainty inherent in our Y2K compliance, mainly resulting from our dependence upon the Y2K compliance of the government agencies, suppliers, vendors and distributors with whom we and our service providers deal, we are unable to determine at this time our most reasonably likely worst case scenario. While we expect our Y2K compliance efforts to reduce significantly our level of uncertainty about the impact of Y2K issues affecting IT and Non-IT systems and our product offerings, we cannot be certain that costs related to the lack of Y2K compliance of third parties, business interruptions, litigation and other liabilities related to Y2K issues will not have a material adverse effect on our business, financial condition and results of operations.


      GOVERNMENT REGULATIONS AND REGULATORY DECISIONS MAY RESTRICT OR DELAY THE MANUFACTURE AND MARKETING OF OUR PRODUCTS. Our laser products are subject to strict governmental regulations which materially affect our ability to manufacture and market these products and directly impact our overall prospects. All laser devices marketed in interstate commerce are subject to the laser regulations required by the Radiation Control for Health and Safety Act, as administered by the FDA. The regulations impose design and performance standards, labeling and reporting requirements, and submission conditions in advance of marketing for all medical laser products. Our ophthalmic laser systems produced for medical use require Pre-Market Approval ("PMA") by the FDA before we can ship our laser systems for use in the U.S. Each separate medical device requires a separate FDA submission, and specific protocols have to be submitted to the FDA for each claim made for each medical device.

      Since we received notification from the FDA that our PMA for PRK treatment of nearsightedness had been accepted for filing in May 1998, the FDA has requested additional information to which we have responded. Informal communication continues on a regular basis. We underwent an FDA audit of the clinical research portion of the PMA application in March 1999, completing that portion of the inspection process. If and when our ophthalmic laser systems receive PMA by the FDA, we will be required to obtain GMP clearance with respect to our manufacturing facilities, the final step of the approval process, which is expected in summer 1999. These regulations impose certain procedural and documentation requirements with respect to our manufacturing and quality assurance activities. Our facilities will be subject to inspections by the FDA, and if any material noncompliance with GMP guidelines is noted during facility inspections, the marketing of our laser products may be adversely affected. In addition, if any of our suppliers of significant components or sub-assemblies cannot meet our specification requirements, we could be delayed in producing commercial systems for the U.S. market.

      Additionally, product and procedure labeling and all forms of promotional activities are subject to examination by the FDA, and current FDA enforcement policy prohibits the marketing of approved medical devices for unapproved uses. Noncompliance with these requirements may result in warning letters, fines, injunctions, recall or seizure of products, suspension of manufacturing, denial or withdrawal of PMAs, and criminal prosecution.

       Laser products marketed in foreign countries are often subject to local laws governing health product development processes, which may impose additional costs for overseas product development. In particular, all member countries of the European Economic Union ("EU") require CE Mark certification of compliance with the EU medical directives as the standard for regulatory approval for sale of laser systems in EU member countries. Both of our LaserScan LSX and LaserScan 2000 laser systems have received CE Mark certification, the former of which was received in September 1998.


      We cannot determine the costs or time it will take to complete the approval process and the related clinical testing for our medical laser products. Future legislative or administrative requirements, in the U.S., or elsewhere, may adversely affect our ability to obtain or retain regulatory approval for our laser products. The failure to obtain required approvals on a timely basis could have a material adverse effect on our business, financial condition and results of operations.


      PATENT INFRINGEMENT ALLEGATIONS MAY IMPAIR OUR ABILITY TO MANUFACTURE AND MARKET OUR PRODUCTS. There are a number of U.S. and foreign patents covering methods and apparatus for performing corneal surgery that we do not own or have the right to use. If we were found to infringe a patent in a particular market, LaserSight and its customers may be enjoined from making, using and selling that product in the market and be liable for damages for any past infringement of such rights. In order to continue using such rights, we would be required to obtain a license, which may require us to make royalty, per procedure or other fee payments. We cannot be certain if we or our customers will be successful in securing licenses, or that if we obtain licenses, such licenses will be on acceptable terms. Alternatively, we might be required to redesign the infringing aspects of these products. Any redesign efforts that we undertake could be expensive and might require regulatory review. Furthermore, the redesign efforts could delay the reintroduction of these products into certain markets, or may be so significant as to be impractical. If redesign efforts were impractical, we could be prevented from manufacturing and selling the infringing products, which would have a material adverse effect on our business, financial and results of operations.

      While we are not currently involved in any material patent litigation, we have been the subject of patent infringement allegations in the past and such allegations are common in our industry. In 1992, Summit and Visx formed a U.S. partnership, Pillar Point Partners, to pool certain of their patents related to corneal sculpting technologies. As part of their agreement to dissolve Pillar Point in June 1998, Summit and Visx granted each other a worldwide, royalty free cross-license whereby each party will have full rights to license all existing patents owned by either company relating to laser vision correction for use with their systems. In connection with our March 1996 settlement of litigation with Pillar Point regarding alleged infringement by our lasers of certain U.S. patents, we agreed to notify Pillar Point before we begin manufacturing or selling our laser systems in the U.S. While we are not contractually obligated to anyone to obtain a license prior to the selling our lasers in the U.S., one or more of our competitors may assert that such a license is required. As of the date of this prospectus, we have not obtained a U.S. license from either Summit or Visx, and the terms of any license, if such license is granted, have not been determined.

      REQUIRED MINIMUM PAYMENTS UNDER OUR UNISHAPER LICENSE AGREEMENT MAY EXCEED OUR GROSS PROFITS FROM SALES OF OUR UNISHAPER PRODUCT. In addition to the risk that the UniShaper single use keratome will not be accepted in the marketplace, we are required to make certain minimum payments to the licensors under our UniShaper single use keratome limited exclusive license agreement. Under the agreement, we are required to pay a total of $300,000 in two equal installments due six and 12 months after the date of our receipt of completed limited production molds and to provide an excimer laser. We provided the laser during the quarter ended June 30, 1998, and we expect to accept and receive such molds once we determine that the product is ready to be commercially shipped. We currently anticipate regular commercial shipments to commence in the second quarter of 1999. In addition, commencing seven months after such date, we will be required to make royalty payments equal to 50% of our defined gross profits from UniShaper single use keratome sales, with a minimum royalty of $400,000 per calendar quarter for a period of eight quarters.


      WE ARE SUBJECT TO CERTAIN RISKS ASSOCIATED WITH OUR INTERNATIONAL SALES. Our international sales accounted for 87% of our total revenues during the year ended December 31, 1998. We expect sales to international accounts will continue to represent a comparable percentage of our total sales unless and until our systems are cleared for commercial distribution in the U.S., or with respect to those products that do not require regulatory approval, otherwise enter the U.S. market. The majority of our international sales for the twelve months ended December 31, 1998 were to customers in Canada, China, Brazil, Mexico, Italy, Argentina, South Africa, and Turkey. Our business, financial condition and international results of operations may be adversely affected by present economic instability in Brazil and the impact of that instability on other South American countries, future economic instability in other countries in which we have sold or may sell, increases in duty rates, difficulties in obtaining export licenses, ability to maintain or increase prices, and competition. In addition, international sales may be limited or disrupted by:

      o The imposition of government  controls
      o Export  license  requirements
      o Political instability
      o Trade restrictions
      o Changes in tariffs
      o Difficulties in staffing and coordinating communications among and managing international operations.

      Because all of our sales have been denominated in U.S. dollars, we do not have exposure to typical foreign currency fluctuation risk. However, due to our significant export sales, we are subject to currency exchange rate fluctuations in the U.S. dollar, which could increase the effective price in local currencies of our products. This could in turn result in reduced sales, longer payment cycles and greater difficulty in collecting receivables. See "--If Our Uncollectible Receivables Exceed Our Reserves We will Incur Additional Unanticipated Expenses" above. Although we have not experienced any material adverse effect on our operations as a result of such regulatory, political and other factors, such factors may have a material adverse effect on our operations in the future or require us to modify our business practices.


      INADEQUACY OR UNAVAILABILITY OF INSURANCE MAY EXPOSE US TO SUBSTANTIAL PRODUCT LIABILITY CLAIMS. Our business exposes us to potential product liability risks that are inherent in the development, testing, manufacture, marketing and sale of medical devices for human use. We have agreed in the past, and we will likely agree in the future, to indemnify certain medical institutions and personnel who conduct and participate in our clinical studies. While we maintain product liability insurance, we cannot be certain that any such liability will be covered by our insurance or that damages will not exceed the limits of our coverage. Even if a claim is covered by insurance, the costs of defending a product liability, malpractice, negligence or other action, and the assessment of damages in excess of insurance coverage, could have a material adverse effect on our business, financial condition and results of operations. Further, product liability insurance may not continue to be available, either at existing or increased levels of coverage, on commercially reasonable terms.


     OUR SUPPLY OF CERTAIN CRITICAL COMPONENTS AND SYSTEMS MAY BE INTERRUPTED BECAUSE OF OUR RELIANCE ON A LIMITED NUMBER OF SUPPLIERS. LaserSight currently purchases certain components used in the production, operation and maintenance of its laser systems and related products from a limited number of suppliers and certain key components are provided by a single vendor. Any interruption in the supply of critical laser components could have a material adverse effect on our business, financial condition and results of operations. For example, the UniShaper single use keratome product will be manufactured exclusively for LaserSight by Frantz Medical Development Ltd., an ISO 9001 company experienced in the manufacture of engineering-grade medical devices. We also have exclusive supply arrangements for certain key laser system components with TUI Lasertechnik und Laserintegration GmbH. If any of our key suppliers cease providing us with products of acceptable quality and quantity in a timely fashion, we would have to locate and contract with a substitute supplier. We do not know if such substitute suppliers could be located and qualified in a timely manner or could provide required products on commercially reasonable terms.

Acquisition Risks

      PAST AND POSSIBLE FUTURE ACQUISITIONS THAT ARE NOT SUCCESSFULLY INTEGRATED WITH OUR EXISTING OPERATIONS MAY ADVERSELY AFFECT OUR BUSINESS. We have made several significant acquisitions since 1994, including The Farris Group in 1994, Photomed in 1997 and 1998, IBM Patents in August 1997 and our acquisition of certain assets of SEO Medical in April 1998. Although we are currently focusing on our existing operations, we may in the future selectively pursue strategic acquisitions of, investments in, or enter into joint ventures or other strategic alliances with, companies whose business or technology complement our business. We may not be able to identify suitable candidates to acquire or enter into joint ventures or other arrangements with or we may not be able to obtain financing on satisfactory terms for such activities. In addition, with respect to our recent acquisitions as well as any future transactions, we could have difficulty assimilating the personnel, technology and operations of the acquired company, which would prevent us from realizing expected synergies, and may incur unanticipated liabilities and contingencies. This could disrupt our ongoing business and distract our management and other resources. We cannot be certain that we would succeed in overcoming these risks or any other problems in connection with any acquisitions we may make or joint ventures or arrangements we may enter into.

      AMORTIZATION AND CHARGES RELATING TO OUR SIGNIFICANT INTANGIBLE ASSETS COULD ADVERSELY AFFECT OUR STOCK PRICE AND REPORTED NET INCOME OR LOSS. Goodwill is an intangible asset that represents the difference between the total purchase price of the acquisitions and the amount of such purchase price allocated to the fair value of the net assets acquired. Goodwill and other intangible assets are amortized over a period of time, with the amount amortized in a particular period constituting a non-cash expense that reduces our net income or increases our net loss. Of our total assets at December 31, 1998, approximately $16.2 million or 37% were intangible assets. The following table presents an overview of our significant intangible assets and goodwill at December 31, 1998:

                                   Value of Assets          Amortization Period
                                   ---------------          -------------------
   Goodwill                         $6.6 million                12-20 years
   Cost of Patents                  $4.3 million                 8-17 years
   Acquired Licenses
     and Technology                 $5.3 million             31 months-12 years

      A reduction in net income resulting from the amortization of goodwill and other intangible assets may have an adverse impact upon the market price of our common stock. In addition, in the event of a sale or liquidation of LaserSight or our assets, we cannot be certain that the value of such intangible assets would be recovered.

      In accordance with SFAS 121, we review intangible assets for impairment whenever events or changes in circumstances, including a history of operating or cash flow losses, indicate that the carrying amount of an asset may not be recoverable. If we determine that an intangible asset is impaired, a noncash impairment charge would be recognized. We continue to assess the current results and future prospects of TFG in view of the substantial reduction in the subsidiary's operating results in 1996 and 1997. TFG's operating results have improved in 1998 when compared to 1996 and 1997. If TFG is unsuccessful in continuing to improve its financial performance, some or all of the carrying amount of goodwill recorded, $3.7 million at December 31, 1998, may be subject to an impairment adjustment.

                           FORWARD-LOOKING STATEMENTS

         This prospectus, and the documents incorporated by reference, contain certain "forward-looking" statements as described in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus and the documents incorporated by reference.

         In  some  cases,  you  can  identify   forward-looking   statements  by
terminology such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms and other comparable terminology.

         Although we believe that the expectations reflected in the forward-looking statements are reasonable based on currently available information, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor anyone else assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus.

                                 USE OF PROCEEDS

         LaserSight will not receive any proceeds from the sale of the common stock being registered by this prospectus. If all of the warrants issued to Mercacorp are exercised, LaserSight will realize proceeds in the amount of $6,750,000. These proceeds will be contributed to LaserSight's working capital and used for general corporate purposes.

                                 CAPITALIZATION

         The following table sets forth LaserSight's actual capitalization at December 31, 1998 and proforma capitalization on that date assuming exercise of the warrants into common stock.


                                                                       Actual                  Proforma
                                                                       ------                  --------

Long-term obligations                                               $   560,000               $   560,000

Stockholders' equity:


      Convertible  Preferred  Stock,  Series  C,
      Par value $.001 per  share, authorized
      2,000,000; actual and proforma 2,000,000 shares                     2,000                     2,000


      Convertible   Preferred Stock, Series
      D, par value $.001 per share,
      authorized 2,000,000; actual and proforma
      2,000,000 shares                                                    2,000                     2,000


      Common Stock, par value $.001 per
      Share authorized 40,000,000 shares;
      Actual 13,332,835 shares, proforma
      14,832,835 shares                                                  13,333                    14,833



      Additional paid-in capital                                     59,407,392                66,155,892

      Stock subscription receivable                                  (1,140,000)               (1,140,000)

      Accumulated deficit                                           (23,748,303)              (23,748,303)

      Treasury stock, at cost 140,200 shares                           (521,084)                 (521,084)
                                                                    ------------              -----------

Total capitalization and stockholders' equity                       $34,575,338               $41,325,338
                                                                    ============              ===========

                            DESCRIPTION OF SECURITIES

Capital Stock Overview


         As of the date of this prospectus, LaserSight is authorized to issue up to 40,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of preferred stock, $.001 par value, issuable in series. As of May 12, 1999, LaserSight had the following shares of capital stock issued and outstanding:

         o 15,621,076 shares of common stock, not including any shares of common stock issuable upon the conversion of preferred stock or the exercise of outstanding options and warrants to acquire common stock


         o        2,000,000 shares of Series C Preferred Stock

         o        2,000,000 shares of Series D Preferred Stock.


         All references to LaserSight's common stock in this prospectus include the associated preferred stock purchase rights issued pursuant to the Stockholders Rights Agreement, dated as of July 2, 1998 between LaserSight and American Stock Transfer & Trust Company as Rights Agent, as amended on March 22, 1999.


Common Stock

         Holders of LaserSight common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to share pro rata in such dividends and other distributions as may be declared by the Board of Directors out of funds legally available for that purpose. Upon the liquidation or dissolution of LaserSight, the holders of common stock are entitled to share proportionally in all assets available for distribution to such holders. Holders of common stock have no preemptive, redemption or conversion rights. The outstanding shares of common stock issued are fully paid and nonassessable.

         The transfer agent and registrar for LaserSight common stock is American Stock Transfer & Trust Company.

Preferred Stock

         LaserSight's certificate of incorporation authorizes the Board of Directors, without further stockholder approval, to issue up to an aggregate of 10,000,000 shares of preferred stock in one or more series. The Board of Directors may fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series of preferred stock, including:

                  o        dividend rights
                  o        dividend rates
                  o        conversion rights
                  o        voting rights
                  o        terms of redemption
                  o        redemption price or prices
                  o        liquidation preferences

The rights, preferences and privileges of holders of common stock may be adversely affected by, the rights of the holders of shares of any series of preferred stock which LaserSight may designate and issue in the future.

         Series A and Series B Preferred Stock

                  All previously issued and outstanding shares of LaserSight's Series A Preferred Stock, par value $.001 per share, and Series B Preferred Stock, par value $.001 per share, have been converted, redeemed or repurchased.

         Series C Preferred Stock

                  On June 5, 1998, LaserSight issued 2,000,000 shares of Series C Preferred Stock. The Series C Preferred Stock is convertible into common stock at the option of the holders of the Series C Preferred Stock at any time until June 5, 2001. After June 5, 2001, all shares of Series C Preferred Stock then outstanding will automatically convert into an equal number of shares of common stock. For a more detailed description of the terms of the Series C Preferred Stock see LaserSight's Form 8-A/A (Amendment No. 4) filed with the SEC on June 25, 1998.

         Series D Preferred Stock

                  On June 12, 1998, LaserSight issued 2,000,000 shares of Series D Preferred Stock. The Series D Preferred Stock is convertible into common stock at the option of the holders of the Series D Preferred Stock at any time until June 12, 2001. After June 12, 2001, all shares of Series D Preferred Stock then outstanding will automatically convert into an equal number of shares of common stock.

                  The holders of the Series D Preferred Stock are entitled to anti-dilution adjustments if LaserSight issues or sells any shares of common stock, or securities convertible into or exercisable for common stock, before June 12, 2001 at a price per share, or having a conversion or exercise price per share, less than $4.00. This anti-dilution adjustment only relates to the conversion price of the Series D Preferred Stock that has not been converted and does not result in adjustments to the number of shares of common stock, if any, held by the holders of the Series D Preferred Stock. For a more detailed description of the terms of the Series D Preferred Stock see LaserSight's Form 8-A/A (Amendment No. 4)filed with the SEC on
         June 25, 1998.


         Series E Preferred Stock

                  The Board of Directors has designated 500,000 shares of Series E Junior Participating Preferred Stock in connection with the adoption of the Stockholders Rights Agreement described below. Because of the nature of the Series E Preferred Stock dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Series E Preferred Stock purchasable upon exercise of each preferred share purchase right should approximate the value of one share of common stock. The Series E Preferred Stock purchasable upon exercise of the preferred share purchase rights will not be redeemable. Each share of Series E Preferred Stock will be entitled to the greater of (A) a preferential quarterly dividend payment of $1.00 per share, or (B) an aggregate dividend of 1,000 times the dividend declared per share of common stock. In the event of liquidation, the holders of the Series E Preferred Stock will be entitled to a preferential liquidation payment of $1,000 per share, plus an amount equal to 1,000 times the aggregate amount to be distributed per share of common stock. Each share of Series E Preferred Stock will have 1,000 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of Series E Preferred Stock will be entitled to receive 1,000 times the amount received per share of common stock.

         Stockholder Rights Plan

                  LaserSight's Board of Directors adopted the Stockholder Rights Agreement in July 1998 and declared a dividend of one Right on each outstanding share of common stock. The Rights are payable to stockholders of record as of the close of business on July 13, 1998. Subject to certain exceptions, each Right, when exercisable, entitles the holder thereof to purchase from LaserSight one-thousandth of a share of Series E Preferred Stock of LaserSight at an exercise price of $20.00 per one-thousandth of a Preferred Share, subject to adjustment. The terms of the Rights are set forth in a Rights Agreement between LaserSight and American Stock Transfer & Trust Company as Rights agent.

                  Until the earlier to occur of (A) 10 days following a public announcement that a person or group of affiliated or associated persons has become an "Acquiring Person" (as defined below), or (B) 10 business days, or such later date as may be determined by action of LaserSight's Board of Directors prior to such time as any person or group becomes an Acquiring Person, following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (the earlier of such dates being called the distribution date), the Rights will be evidenced by common stock certificates.

                  Subject to certain exceptions, an "Acquiring Person" is a person or group of affiliated or associated persons who have acquired beneficial ownership of 15% or more of LaserSight's outstanding common stock. In no event however, will LaserSight, any subsidiary of LaserSight, or any employee benefit plan of LaserSight or its subsidiaries be deemed to be an Acquiring Person. In addition, no person shall become an Acquiring Person as the result of an acquisition of common stock by LaserSight which increases the proportionate number of shares beneficially owned by such person and its affiliates and associates to 15% or more of the common stock then outstanding. However, if such person becomes the beneficial owner of 15% or more of the common stock then outstanding by reason of share acquisitions by LaserSight and, after such share acquisitions, (A) acquires beneficial ownership of an additional number of shares of common stock which exceeds the lesser of 10,000 shares of common stock or 0.25% of the then-outstanding common stock, and (B) beneficially owns after such acquisition 15% or more of the aggregate number of common stock then outstanding, then such person shall be deemed to be an Acquiring Person. Moreover, If LaserSight's Board of Directors determines in good faith that a person who would otherwise be an Acquiring Person has become such inadvertently, and such person divests as promptly as practicable a sufficient number of shares of common stock so that such person would no longer be an Acquiring Person, then such person shall not be deemed to be an Acquiring Person for any purposes of the Rights agreement.

                  The Rights are not exercisable until the distribution date. The Rights will expire on July 2, 2008, unless the Rights are earlier redeemed or exchanged by LaserSight, as described below.

                  The exercise price payable, and the number of shares of Series E Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (A) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series E Preferred Stock, (B) upon the grant to holders of the Series E Preferred Stock of certain rights or warrants to subscribe for or purchase Series E Preferred Stock at a price, or securities convertible into Series E Preferred Stock with a conversion price, less than the then-current market price of the Series E Preferred Stock, or (C) upon the distribution to holders of the Series E Preferred Stock of evidences of indebtedness, assets or capital stock excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in shares of Series E Preferred Stock or of subscription rights or warrants other than those referred to above. With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments require an adjustment of at least 1% in such exercise price. LaserSight will not be required to issue fractional shares of common stock or Series E Preferred Stock other than fractions which are integral multiples of one-thousandth of a share of Series E Preferred Stock, which may, at the election of LaserSight, be evidenced by depositary receipts. In lieu of such issuance of fractional shares, an adjustment in cash may be made based on the market price of common stock or Series E Preferred Stock on the last trading day prior to the date of exercise.

                  Subject  to  certain   exceptions   described  in  the  Rights
         agreement, if any person or group becomes an Acquiring Person, then each holder of a Right will have the right to receive upon exercise of such Right that number of common stock or, in certain circumstances, cash, property or other securities of LaserSight, having a market value of two times the exercise price of the Right.

                  If at any time after the time that any person or group becomes an Acquiring Person, LaserSight is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person, any associate or affiliate thereof, and certain transferees thereof, which will be void, will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

                  At any time after the time that any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding common stock, LaserSight's Board of Directors may exchange the Rights, subject to certain exceptions, in whole or in part, at an exchange ratio of one share of common stock or one-thousandth of a share of Series E Preferred Stock per Right.

                  At any time prior to the time that any person becomes an Acquiring Person, LaserSight's Board of Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right, subject to adjustment which may at LaserSight's option be paid in cash, common stock or other consideration deemed appropriate by the Board of Directors. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish; provided, however, that no redemption will be permitted or required after the time that any person becomes an Acquiring Person. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of the Rights will be to receive the redemption price.

                  The terms of the Rights may be amended by LaserSight's Board of Directors without the consent of the holders of the Rights, except that from and after such time as any person becomes an Acquiring Person no such amendment may make the Rights redeemable if the Rights are not then redeemable in accordance with the terms of the Rights agreement or may adversely affect the interests of the holders of the Rights.

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a LaserSight stockholder, including, without limitation, the right to vote or to receive dividends.

                  The Rights will have anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire LaserSight on terms not approved by LaserSight's Board of Directors.

Warrants and Other Agreements to Issue Shares


         In connection with the establishment of its credit facility with Foothill Capital Corporation in April 1997, LaserSight issued warrants to purchase shares of LaserSight common stock to Foothill. These warrants provide for anti-dilution adjustments that would be triggered upon certain issuances of LaserSight securities. In connection with its sale of Series B Preferred Stock in August 1997 and subsequent conversion of such preferred shares into LaserSight common stock, the sale of the Series C Preferred Stock and the Series D Preferred Stock, and the March 1999 private placement, such anti-dilution adjustments have resulted in (A) an increase in the number of Foothill warrants to approximately 594,525, and (B) a reduction to the exercise price of the Foothill warrants to approximately $5.10 per share. Additional anti-dilution adjustments to the Foothill warrants could also result from any future below-market sales of common stock by LaserSight. The Foothill warrants may be exercised at any time through April 1, 2002. As of May 12, 1999, 297,525 of the warrants remain outstanding.

         In connection with its sale of the Series B Preferred Stock in August 1997, LaserSight issued warrants to purchase a total of 750,000 shares of common stock at a price of $5.91 per share to the former holders of LaserSight's Series B Preferred Stock. The Series B warrants are exercisable at any time before August 29, 2002. Certain anti-dilution adjustments and other agreements by LaserSight and the former Series B Preferred Stock holders have resulted in (A) an increase in the number of outstanding Series B warrants to approximately

641,611 excluding warrants exercised to date, and (B) a reduction to the exercise price of Series B warrants to approximately $2.62 per share. As of May 11, 1999, 140,625 of such warrants have been exercised. LaserSight is obligated to maintain the effectiveness of the registration of the Series B warrant shares under the Securities Act.

         LaserSight also issued warrants to purchase a total of 40,000 shares of common stock at a price of $5.91 per share to four individuals associated with the placement agent for the Series B Preferred Stock. These warrants are exercisable at any time before August 29, 2002. LaserSight's sale of the Series C Preferred Stock and the Series D Preferred Stock and LaserSight's March 1999 private placement triggered anti-dilution adjustments which resulted in (i) an increase in the number of warrants to approximately 41,956, and (ii) a reduction to the exercise price of the warrants to approximately $5.63 per share.

          Based on previously-reported agreements entered into in 1993 in connection with our acquisition of LaserSight Centers, and modified in July 1995 and March 1997, LaserSight may be obligated as follows:

         o To issue up to 600,000 unregistered shares of common stock to the former stockholders and option holders of LaserSight Centers. These former stockholders and option holders include two trusts related to our Chairman of the Board and certain of former LaserSight officers and directors. These contingent shares will be issued only if we achieve certain pre-tax operating income levels through March 2002. Such income levels must be related to our use of a fixed or mobile excimer laser to perform certain specified types of laser surgery, the arranging for the delivery of certain types of laser surgery or receipt of license or royalty fees associated with patents held by LaserSight Centers. The contingent shares are issuable at the rate of one share per $4.00 of such operating income.

         o To pay to a partnership whose partners include our Chairman of the Board and certain of our former officers and directors a royalty of up to $43 for each eye on which certain specified types of laser surgery is performed on a fixed or mobile excimer laser system owned or operated by LaserSight Centers or its affiliates. This royalty may be paid either in cash or in shares of LaserSight common stock

         o Royalties do not begin to accrue until the earlier of March 2002 or the delivery of all of the 600,000 contingent shares.


         As of May 12, 1999, we have not accrued any obligation to issue contingent shares or royalty shares. We cannot be certain that any issuance of contingent shares or royalty shares will be accompanied by an increase in our per share operating results. We are not obligated to pursue strategies that may result in the issuance of contingent shares or royalty shares. It may be in the interest of our Chairman of the Board for us to pursue business strategies that maximize the issuance of contingent shares and royalty shares.

         If the FDA approves a LaserSight-manufactured laser system for general commercial use in the treatment of farsightedness that uses part or all of the know-how of the laser technology we acquired from Photomed, we would be required to issue to the former Photomed stockholders additional shares of common stock with a market value of up to $1.0 million. If such approval is not received by June 1, 1999, this obligation will decrease by approximately $2,740 per day each day thereafter, and the obligation will be eliminated entirely on June 1, 2000. As of May 12, 1999, the number of additional shares to be issued would have been 100,000. Depending on whether and when such FDA approval is received and the average closing price of LaserSight common stock for the 10-day period immediately prior to the date of any such approval, the actual number of additional shares of common stock to be issued could be more or less than this number.

      In connection with our sale of common stock in March 1999, we issued the purchasers warrants to purchase a total of 225,000 shares of Common Stock at an exercise price of $5.125 per share, the closing price of the our common stock on March 22, 1999. The warrants have a term of five years.

Delaware Law and Certain Charter Provisions

         Certain provisions of LaserSight's certificate of incorporation and Delaware corporate law described in this section may delay or make more difficult acquisitions or changes in control of LaserSight that are not approved by the Board of Directors.

         LaserSight is subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the Board of Directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder which is not shared pro rata with the other stockholders of the corporation. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

         The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. LaserSight's by-laws may, subject to the provisions of Delaware General Corporation Law, be amended or repealed by a majority vote of the Board of Directors.

         LaserSight's certificate of incorporation contains certain provisions that eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts. These acts include the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. The certificate of incorporation contains provisions indemnifying the directors and officers of LaserSight to the fullest extent permitted by the Delaware General Corporation Law. LaserSight also has a directors and officers liability insurance policy which provides for indemnification of its directors and officers against certain liabilities incurred in their capacities as such. LaserSight believes that these provisions will assist LaserSight in attracting and retaining qualified individuals to serve as directors.

         SELLING  STOCKHOLDERS

         The following table describes the beneficial ownership of LaserSight common stock by the selling stockholders named in this prospectus, and the number of shares of common stock to be offered by the selling stockholders. Unless otherwise indicated, each person has sole investment and voting power over the shares listed in the table, subject to community property laws, where applicable. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares which such person has the right to acquire within 60 days. For purposes of computing the percentage of outstanding shares held by each person or group of persons named in the table, any security which such person or group of persons has the right to acquire within 60 days is deemed to be outstanding for the purpose of computing the percentage ownership for such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

                                       Common Stock
                                       Beneficially Owned                                  Common Stock Beneficially
                                       Prior To Offering                                   Owned After The Offering
                                       -----------------                                   ------------------------

                                                                            Shares of
                                                                            Common
                                        Number of        Percent of         Stock           Number of       Percent of
Selling Stockholder                     Shares          Outstanding         to be Sold      Shares          Outstanding
-------------------                     ------          -----------         ----------      ------          -----------

Mercacorp, Inc.                         1,500,000          8.8%             1,500,000            --              --
Frederic B. Kremer                        401,385          2.5%                90,000       311,385             1.9%
Linda Kremer                              296,890          1.9%                90,000       206,890             1.3%
Robert Sataloff, Trustee for Alan
  Stewart Kremer, u/t/d December 27,
  1991                                     12,370           *                   3,750         8,620              *
Robert Sataloff, Trustee for Mark
  Adam Kremer, u/t/d December 27,
  1991                                     12,370           *                   3,750         8,620              *



*        Less than 1%.


                              PLAN OF DISTRIBUTION

         The shares of LaserSight common stock being registered pursuant to this prospectus are being registered on behalf of the selling shareholders named in this prospectus. All costs, expenses and fees in connection with registration of the shares offered by this prospectus will be paid by LaserSight. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares shall be paid by the selling shareholders. The selling shareholders may sale the shares registered by this prospectus from time to time in one or more types of transactions including (A) over-the-counter market transactions, (B) negotiated transactions, (C) through put or call options transactions relating to the shares, (D) through short sales of shares, or (E) a combination of such methods of sale. The shares may be sold at market prices prevailing at the time of sale, or at negotiated prices. These transactions may or may not involve securities brokers or dealers. The selling shareholders have advised LaserSight that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

         The selling shareholders may sell shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders or the purchasers of shares for whom such broker-dealers may act agents or to whom they sell as principal, or both. Any such compensation may be equal to, less than or in excess of customary amounts.

         The   selling   shareholders   named   in  this   prospectus   and  any
broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. Because selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. LaserSight has informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

         Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

         Upon LaserSight being notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Act, disclosing (A) the name of each such selling shareholder and of the participating broker-dealer(s), (B) the number of shares involved, (C) the price at which such shares were sold, (D) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (E) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (F) other facts material to the transaction.

         LaserSight has agreed to indemnify each selling shareholder against certain liabilities, including liabilities arising under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

                                  LEGAL MATTERS

         The legality of the shares offered hereby has been passed upon for LaserSight by Sonnenschein Nath & Rosenthal, Chicago, Illinois.

                                     EXPERTS

         The   consolidated   financial   statements  of   LaserSight   and  its
subsidiaries as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998 have been incorporated herein by reference and in the Registration Statement in reliance upon the report of KPMG LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

                         WHERE TO FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's Pubic Reference Room at 450 Fifth Street, N.W., Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from our Internet site at www.lase.com or at the SEC's Internet site at http://www.sec.gov. The other information at those Internet sites is not part of this prospectus. Such reports, proxy statements and other information concerning LaserSight can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         This prospectus is only part of a Registration Statement on Form S-3 that we have filed with the SEC under the Securities Act. We have also filed exhibits and schedules with the Registration Statement that are not included in this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. A copy of the Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the Public Reference Room of the SEC described above, and copies of such material may be obtained from such office upon payment of the fees prescribed by the SEC.

                       DOCUMENTS INCORPORATED BY REFERENCE

         The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until the selling stockholders sell all of the shares being registered by this prospectus:


          A. Annual Report on Form 10-K for the year ended December 31, 1998 filed on March 31, 1999, as amended by Form 10-K/A filed on April 30, 1999;

          B. Quarterly Report on Form 10-Q for the period ended March 31, 1999 filed on May 17, 1999;

          C. Definitive Proxy Statement filed on May 28, 1998 and the supplement to the Definitive Proxy Statement filed on May 28, 1998;

          D. The description of the Common Stock contained in LaserSight's Form 8-A/A (Amendment No. 4) filed on June 25, 1998.

         You may request a copy of any of these filings, at no cost, by writing or telephoning us at the following address: LaserSight Incorporated, 3300 University Boulevard, Suite 140, Winter Park, Florida 32792; telephone: (407) 678-9900; Attn: Corporate Secretary.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

             SEC registration fee                        $ 2,237.73
             Legal fees and expenses                      25,000.00
             Accountants' fees                            10,000.00
             Nasdaq Listing fees                          21,250.00
             Miscellaneous                                 1,512.27
                                                         ----------

                                           Total         $60,000.00
                                                         ==========

   ---------------------------------------


         The  foregoing  items,   except  for  the  SEC  registration  fee,  are
         estimated.

Item 15.  Indemnification of Directors and Officers

         Section 145 of the Delaware General Corporation Law ("DGCL"), inter alia, empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses (including attorneys' fees) actual and reasonably incurred in connection with the defense or settlement of any such threatened, pending or completed action or suit by or in the right of the corporation if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the shareholders or disinterested directors or by independent legal counsel in a written opinion that indemnification is proper because the indemnitee has met the applicable standard of conduct. The Charter provides that directors and officers shall be indemnified as described above in this paragraph to the fullest extent permitted by the DGCL; provided, however, that any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person shall be indemnified only if such proceeding (or part thereof) was authorized by the board of directors of LaserSight.

         Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

         The Charter provides that, to the fullest extent permitted by the DGCL, no director of LaserSight shall be personally liable to LaserSight or its stockholders for monetary damages for breach of fiduciary as a director. Section 102(b)(7) of the DGCL currently provides that such provisions do not eliminate the liability of a director (i) for a breach of the director's duty of loyalty to LaserSight or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to the declaration of dividends and purchase or redemption of shares in violation of the DGCL), or (iv) for any transaction from which the director derived an improper personal benefit. Reference is made to the Charter and By-laws filed as Exhibits 4.1 and 4.2 hereto, respectively.

         LaserSight maintains directors' and officers' liability insurance policies covering certain liabilities of persons serving as officers and directors and providing reimbursement to LaserSight for its indemnification of such persons.

Item 16.  Exhibits

         The exhibit index set forth on page II-5 of this Registration Statement is hereby incorporated herein by reference.

Item 17.  Undertakings.

         (a) Rule 415 Offering

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                           (iii)  To  include  any  material   information  with
         respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

      provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b)  Filings   Incorporating   Subsequent  Exchange  Act  Documents  by
              Reference

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c)  Acceleration of Effectiveness.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Pre-Effective Amendment No. 3 to Registration Statement to be filed on its behalf by the undersigned, thereunto duly authorized, in the City of Winter Park, State of Florida, this 13th day of May, 1999.


                                 LASERSIGHT INCORPORATED

                                 By:  /s/ Gregory L. Wilson
                                      ------------------------------------------
                                      Gregory L. Wilson, Chief Financial Officer


         Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 3 to Registration Statement has been signed by the following persons in the capacities on the dates indicated.


/s/ Michael R. Farris*                                              May 13, 1999
------------------------------------------------
Michael R. Farris, President, Chief Executive
Officer, and Director

/s/ Francis E. O'Donnell, Jr., M.D.*                                May 13, 1999
------------------------------------------------
Francis E. O'Donnell, Jr., M.D., Chairman of the
Board and Director

/s/ J. Richard Crowley*                                             May 13, 1999
------------------------------------------------
J. Richard Crowley, Chief Operating Officer
and Director

/s/ Terry A. Fuller, Ph.D.*                                         May 13, 1999
------------------------------------------------
Terry A. Fuller, Ph.D., Director

/s/ Gary F. Jonas*                                                  May 13, 1999
------------------------------------------------
Gary F. Jonas, Director

/s/ Richard C. Lutzy*                                               May 13, 1999
------------------------------------------------
Richard C. Lutzy, Director

/s/ David T. Pieroni*                                               May 13, 1999
------------------------------------------------
David T. Pieroni, Director

/s/ Thomas Quinn*                                                   May 13, 1999
------------------------------------------------
Thomas Quinn, Director

/s/ Juliet Tammenoms Bakker*                                        May 13, 1999
------------------------------------------------
Juliet Tammenoms Bakker, Director

/s/ Gregory L. Wilson                                               May 13, 1999
------------------------------------------------
Gregory L. Wilson, Chief Financial Officer
(Principal financial and accounting officer)
---------------------
*/       By: /s/ Gregory L. Wilson
            ------------------------------------
         (Gregory L. Wilson, as Attorney-in-Fact)

                                INDEX TO EXHIBITS

     Exhibit
       No.       Description

       4.1 Certificate of Incorporation (incorporated by reference to Exhibit 1 to the Form 8-A/A (Amendment No. 4) filed by the Company on June 25, 1998).
       4.2 By-laws (incorporated by reference to Exhibit 3 to the Company's Annual Report on Form 10-K for the fiscal year ending December 31, 1992 filed by the Company on March 31, 1993).
       4.3 Rights Agreement, dated as of July 2, 1998, between LaserSight Incorporated and American Stock Transfer & Trust Company, as Rights Agent, which includes (i) as Exhibit A thereto the form of Certificate of Designation of the Series E Junior Participating Preferred Stock, (ii) as Exhibit B thereto the form of Right certificate (separate certificates for the Rights will not be issued until after the Distribution Date) and (iii) as Exhibit C thereto the Summary of Stockholder Rights Agreement. (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Company on July 8, 1998).
       5.1*  Opinion of Sonnenschein Nath & Rosenthal.
      10.1 Purchase Agreement, dated June 7, 1997, among and between LaserSight Technologies, Inc. and TUI Lasertechnik und Laserintegration GmbH (incorporated by reference to Exhibit 10.1 to Form S-3/A No. 1 filed by the Company on February 1, 1999).
      10.2 License and Royalty Agreement, dated September 10, 1997, among LaserSight Technologies, Inc., Luis A. Ruiz, M.D. and Sergio Lenchig (incorporated by reference to Exhibit 10.2 to Form S-3/A No. 1 filed by the Company on February 1, 1999).
      10.3 Manufacturing Agreement, dated September 10, 1997, between LaserSight Technologies, Inc. and Frantz Medical Development Ltd. (incorporated by reference to Exhibit 10.3 to Form S-3/A No. 1 filed by the Company on February 1, 1999).
      23.1   Consent of KPMG LLP.
      23.2 Consent of Sonnenschein Nath & Rosenthal (included in Exhibit 5.1). 24.1* Powers of Attorney.

------------------

*/ Previously filed